Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$7,755	$57,878
Fixed charges	24,143	71,661
Capitalized interest	(392)	(1,115)
Distributions of earnings from unconsolidated affiliates	1,216	2,933
Total earnings	$32,722	$131,357

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$22,020	$65,527
Amortization of deferred financing costs	858	2,528
Interest expense on financing obligations	460	1,330
Capitalized interest	392	1,115
Interest component of rental expense	413	1,161
Total fixed charges	24,143	71,661
Dividends on Preferred Stock	1,677	5,031
Total fixed charges and Dividends on Preferred Stock	$25,820	$76,692

Ratio of earnings to fixed charges	1.36	1.83
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.27	1.71